BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.

October 15, 2009

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Bluerock Enhanced Multifamily Trust, Inc. Registration Statement on Form S-11 File No. 333-153135 Acceleration Request

Ladies and Gentlemen:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Bluerock Enhanced Multifamily Trust, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 5:00 p.m., Washington, D.C. time, on October 15, 2009 or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

     In connection with this request for acceleration of effectiveness, the Company acknowledges that:

o

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing;

o

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions regarding the foregoing, please do not hesitate to call the undersigned at (212) 843-1601.

                                                                                                                                                                                                                                Sincerely,

                                                                                                                                                                                                                                /s/ R. Ramin Kamfar

                                                                                                                                                                                                                                R. Ramin Kamfar
                                                                                                                                                                                                                                Chairman and Chief Executive Officer

cc:	Ms. Karen Garnett
Mr. Mike Konig
Ms. Rosemarie A. Thurston
Mr. James Sullivan

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